March 13, 2008

Robert L. Lerner
RFMC Global Directional Fund, LP
c/o Ruvane Fund Management Corporation
4 Benedek Road
Princeton, NJ 08540

Re: RFMC Global Directional Fund, LP
        Registration Statement on Form 10
        Filed March 3, 2008
        File No. 000-53118

Dear Mr. Lerner:

        This is to advise you that a preliminary review of the above registration statement indicates that it fails to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form because it does not contain audited financial statements as required by Regulation S-X §§ 3-01, 3-02, and 3-04. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

        You are advised that the registration statement will become effective through operation of law on May 2, 2008, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

        We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

                                Sincerely,

                                Karen J. Garnett
                                Assistant Director

Cc: Pete Schultz, *Esq*.